Room 4561

October 30, 2007

Mr. Robert E. Beauchamp
President, Chief Executive Officer and Director
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042-2827

> **RE: BMC Software, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **File No. 001-16393**

Dear Mr. Beauchamp:

We have reviewed the above filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2007

Item 9A. Controls and Procedures, page 38

1.   We note that in light of the material weaknesses identified in the design and operation of the Company's internal controls over the accounting for income taxes, management concluded that your disclosure controls and procedures were not effective as of March 31, 2007. We further note that similar conclusions were reached at March 31, 2006 and your 2006 Form 10-K included extensive disclosures regarding the Company's plan to remediate this material weakness. While we note your June 30, 2006 and September 30, 2006 Forms 10-Q discuss some of the steps from your remediation plan that have been completed,

considering this weakness still exists, tell us what consideration you gave to including a more robust disclosure of your overall plan to remediate this material weakness; the progress to date of such plan; and the anticipated time to complete such plan. . We also note the discussion of your remediation plan in your June 30, 2007 Form 10-Q, including the disclosure that you have hired a new President of Global Tax and reorganized your tax function. Future filings should include similarly informative disclosure.

Consolidated Statements of Operations, page 48

2.   We note that substantially all your software arrangements are sold in multiple-element arrangements, which include licenses and either maintenance or both maintenance and professional services. We further note that for certain arrangements, the Company is unable to establish VSOE of fair value for all undelivered elements. Tell us where you include revenues from these types of bundled arrangements in your consolidated statement of operations. For instance, do you include all the revenue as product, maintenance or professional services or do you allocate revenue amongst the various revenue line items using some allocation methodology? If the latter is the case, then please describe your methodology. Also, please note, where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X *that supports* allocating the arrangement fee in the income statement, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 53

3.   We note that the Company has established VSOE of fair value of maintenance based on independent maintenance renewals, which demonstrates a "consistent relationship of pricing maintenance as a percentage of the discounted or undiscounted license list price." Please explain further what you mean by the term "consistent relationship." If your VSOE varies from customer to customer, tell us how you are able to reasonably estimate fair value pursuant to paragraph 10 of SOP 97-2.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief